Amcor plc

83 Tower Road North

Warmley, Bristol BS30 8XP

United Kingdom

January 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Fullem

Re:	Amcor plc
Registration Statement on Form S-4
File No. 333-284248

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Amcor plc (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 23, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Sophia Hudson of Kirkland & Ellis LLP at (212) 446-4750 or Katherine Shaia of Kirkland & Ellis LLP at (212) 390-4349 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

Amcor plc

/s/ Deborah Rasin
Deborah Rasin
Executive Vice President and General Counsel

cc:	Peter Konieczny
Amcor plc

Sophia Hudson
Katherine Shaia
Jonathan L. Davis
Kirkland & Ellis LLP